SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated October 8, 2003

                              ____________________

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              ____________________
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosures:    Press release dated October 7, 2003 - Cellco Finance N.V.
               Announces Receipt of Consents From Holders of 12 3/4% Senior
               Notes Due 2005

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                                                             CELLCO FINANCE N.V.

[LOGO OMITTED]
TURKCELL


                              FOR IMMEDIATE RELEASE



                CELLCO FINANCE N.V. ANNOUNCES RECEIPT OF CONSENTS
                 FROM HOLDERS OF 12 3/4% SENIOR NOTES DUE 2005

Istanbul, Turkey and Curacao, Netherlands Antilles-October 7, 2003-Turkcell Iletisim Hizmetleri A.S. ("Turkcell"; NYSE:TKC, ISE:TCELL), a Turkish joint stock company, and Cellco Finance N.V. ("Cellco"), a Netherlands Antilles limited liability company, announced today that on October 7, 2003, the holders of almost 90% in aggregate principal amount of Cellco's outstanding 12 3/4% Senior Notes due 2005 (the "Senior Notes") have consented to the proposed amendment to the Indenture, dated as of December 22, 1999, between Cellco and HSBC Bank USA, as Trustee and Collateral Agent (the "Trustee"), as amended (the "Indenture"), set forth in the Consent Solicitation Statement, dated September 19, 2003, circulated to holders of the Senior Notes.

Accordingly, on October 7, 2003, Cellco and the Trustee will enter into the Indenture Amendment (the "Indenture Amendment"), which gives effect to the proposed amendment, thereby permitting Cellco to, among other things, redeem, prepay or purchase its subordinated indebtedness, including its 15% Senior Subordinated Notes due 2005, prior to any scheduled maturity, prepayment or sinking fund payment, by using the proceeds of Permitted Investments or Restricted Payments (as such terms are defined in the Indenture) made by Turkcell in compliance with the covenants set forth in the Indenture.

About Turkcell

www.turkcell.com.tr

Turkcell is the leading GSM operator in Turkey with approximately 17.2 million postpaid and prepaid customers as of June 30, 2003. Turkcell had revenues of US$ 1,074.8 million during the six month period ended June 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 1.9 million subscribers as of June 30, 2003.

About Cellco

Cellco's sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell. Cellco solicited the consents to the proposed amendment at the request of Turkcell.

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For further information please contact:


Contact:

Turkcell                                  Citigate Dewe Rogerson
Investors:                                Europe:
Koray Ozturkler, Investor Relations       Kate Delahunty
Tel: +90-212/313-1500                     Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr    Email: kate.delahunty@citigatedr.co.uk
or                                        Toby Moore
                                          Tel:+44-20/7282-2999
Mehmet Sezgin, Investor Relations         Email: toby.moore@citigatedr.co.uk
Tel: + 90-212/313-1290                    or
Email: mehmet.sezgin@turkcell.com.tr
investor.relations@turkcell.com.tr        United States:
                                          Victoria Hofstad/Jessica Wolpert
Media:                                    Tel: +1-201-499-3500
Zuhal Seker, Corporate Communications     Email: victoria.hofstad@citigatefi.com
Tel: + 90-212/313-2330                    jessica.wolpert@citigatefi.com
Email: zuhal.seker@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

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SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           TURKCELL ILETISIM HIZMETLERI A.S.


Date:  October 8, 2003                   By:  /s/ MUZAFFER AKPINAR
                                              --------------------

                                                Name:  Muzaffer Akpinar
                                                Title: Chief Executive Officer